Exhibit 21.01

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of Alphabet Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2019:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Google LLC	Delaware
Google Ireland Holdings	Ireland
XXVI Holdings Inc.	Delaware
Alphabet Capital US LLC	Delaware
KHA Technologies Inc.	Delaware